John H. Sellers

T: +1 650 843 5070

jsellers@cooley.com

October 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	EBR Systems, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed September 18, 2024 File No. 000-56671

Ladies and Gentlemen:

On behalf of EBR Systems Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated October 7, 2024 with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G filed on September 18, 2024, amending previously filed Registration Statement on Form 10-12G that was filed on July 30, 2024. The Company is concurrently submitting Amendment No. 2 to the Registration Statement on Form 10-12G (the “Amended Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission October 22, 2024 Page Two

Form 10-12G/A filed September 18, 2024
Overview of anticipated commercial pathway for WiSE, page 15

1.	We note your response to prior comment 6 and reissue in part. Refer to Figure 1.7: Anticipated Commercial Pathway for WiSE System. Please revise Figure 1.7 to remove any implication and clarify that there is no assurance that your product will be approved by the FDA in the first quarter of 2025, with adoption and growth to follow in 2026. Please revise your disclosures throughout accordingly.

The Company has revised Figure 1.7 on page 15 of the Amended Registration Statement in response to the Staff’s Comment to clarify that the Company provides no assurance that its product will be approved by the FDA in the first quarter of 2025 or that adoption and growth will follow the FDA approval. The Company has revised related disclosure throughout the Amended Registration Statement, including adding cross-references to the applicable risk factor.

Target markets for WiSE CRT, page 17

2.	We note the disclosure that you believe the addressable market opportunity to be approximately $3.6 billion in the U.S based on the distinct patient groups, that include (i) patients whose existing CRT system leads to the left heart have either been deactivated or become ineffective, due to malfunction and/or failure (Chronic Lead Failure), (ii) where lead placement to pace the LV such as via the coronary sinus (CS), was not achievable due to anatomical or disease-related barriers (Acute Lead Failure), (iii) patients with pre-existing pacemaker systems often need upgrades to biventricular pacing as their heart failure progresses (High Risk Upgrade), and (iv) subset of patients using leadless pacemakers that may require biventricular pacing, which traditional systems cannot provide (Leadless Upgrades). On page 37, you disclose that your estimates of the annual total addressable markets for WiSE CRT are based on "internal and third-party estimates, including, the number of patients with heart failure requiring Cardiac Resynchronization Therapy and the assumed prices at which [you] can sell products for markets that have not been definitively established." Please revise your disclosure to more fully describe the material assumptions used in your total addressable market estimate.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission October 22, 2024 Page Three

The Company has revised its disclosure on pages 17-18 of the Amended Registration Statement in response to the Staff’s Comment, including adding cross-references to the applicable risk factor.

Item 1A. Risk Factors, page 43

3.	We note your revisions and response to prior comment 13. You state that the Company’s products include components that are manufactured and supplied by third parties, some of which are single-source suppliers. Please explain to us why reliance on single-source suppliers does not pose a material risk to you or revise your disclosure accordingly.

The Company has revised its disclosure on pages 29 and 36 of the Amended Registration Statement in response to the Staff’s Comment, including adding cross-reference on page 29 to the applicable risk factor, and further explaining the risk of reliance on single source suppliers in the Risk Factor section.

Note 2 - Summary of significant accounting policies
Reclassification, page F-9

4.	We have reviewed your response and revised disclosures in response to comment 19 and have the following additional comments:

•	Please provide us with sufficiently detailed information to understand the specific nature of work your sales team performed to support and advance the Company's clinical trials and ongoing clinical development and how such work met the definition of research and development as set forth in ASC 730-10-20 as well as the guidance in ASC 730-10-55-1; and

The Company respectfully acknowledges the Staff’s comment on this matter. As the Staff is aware, the Company has not received FDA approval and is prohibited from marketing or pre-selling the WiSE CRT System. Until such time that the Company receives FDA approval, the sales team has been engaged in duties that support and advance the Company’s clinical trial, which includes:

•	Physician & staff training
•	Perform pre-implantation patient assessment visit to ensure patient characteristics meet clinical trial enrollment criteria
•	Proctor all implantations of the WiSE CRT System

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission October 22, 2024 Page Four

•	Patient follow-up post-implantation
•	Data collection for clinical trial reporting
o	Patients enrolled in the SOLVE-CRT study have a minimum of thirteen follow-up visits over the span of five years that they are enrolled in the study
•	Coordinating with the Company’s clinical team to provide communications on product, clinical trial, and physician training support

The Company believes that the duties identified above are properly classified as research activities as set forth in ASC 730-10-20 and ASC 730-10-55-1, as these activities are critical elements of the Company’s effort to conduct the SOLVE-CRT study and the costs incurred support the testing and validation of the WiSE CRT System, which are necessary prior to regulatory approval.

•	Notwithstanding the above bullet, if your employees performed research and development activities as defined by ASC 730-10-20 during the periods presented, but the related expenses were classified and disclosed as sales and marketing expenses in your prior financial statements and notes thereto, it is not clear how those financial statements complied with the disclosure requirements of ASC 730-10-50-1 which requires the disclosure of total research and development costs charged to expense in each period for which an income statement is presented. As such, we reissue our prior comment and ask that you reassess the guidance in ASC 250-10-20 and the definition of an error in previously issued financial statements and provide additional support for your conclusion that the revisions to your expense classifications were not errors.

The Company respectfully acknowledges the Staff's comment and has revised its determination and updated its disclosure in Note 2 to address corrections, in addition to reclassifications.

General

5.	We note your revisions in response to prior comment 22. We reissue in part. Please cite the source for the statistic of 25% of all CRT implants are classified as upgrades from other cardiac pacing devices or clarify if that is also from the American Heart Association Journal and the Heart Rhythm Journal.

The Company has revised disclosure on page 9 of the Amended Registration Statement in response to the Staff’s Comment.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission October 22, 2024 Page Five

Please contact me at (650) 843-5070 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John H. Sellers
John H. Sellers
Cooley LLP

cc:	John McCutcheon, EBR Systems, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: +1 650 843 5000 f: +1 650 849 7400 cooley.com